EXHIBIT 10.1

Brent Korb Senior Vice President – Finance Chief Financial Officer

CONFIDENTIAL

January 9, 2016

Scott Zuehlke

3318 Mallard Run Court

Katy, TX 77494

Dear Scott,

I am pleased to offer you the position of Vice President – Investor Relations & Treasurer for Quanex Building Products Corporation (Company), reporting directly to Brent Korb, Senior Vice President and Chief Financial Officer, effective on January 25, 2016 (“Effective Date”). Responsibilities of this position will be consistent with what was discussed with you during the interview process.

Your total compensation will include the following:

1.	Base Salary. Your base salary will be $9,615.38 paid bi-weekly (annualized at $250,000).

2.	Annual Incentive Award (AIA). The current AIA target for your position is 50% of your base salary and a maximum of 100%. You will be pro-rated for the FY 2016 Award.

3.	Long Term Incentive Award (LTI). You will also be eligible to receive a Long Term Incentive Award in December 2016 based upon approval of the Compensation and Management Development Committee. Currently, the LTI target for your position is 70% of your base salary. The Long Term Incentive Award is comprised of grants from the Omnibus Incentive Plan that typically include a mix of options, restricted stock and Performance Shares. The Performance Shares have historically been based on the Company achieving a certain level of Earnings per Share growth and Relative Total Shareholder Return results against our peer group over a three year period.

4.	Initial Restricted Stock Grant. You will receive 4,700 shares of the Company’s Restricted Stock on the Effective Date of your employment. This stock will cliff vest on the third anniversary of the Effective Date. However in the event of a change in control, as defined in the 2008 QBP Omnibus Incentive Plan, you will become fully vested in your restricted stock award of 4,700 shares.

5.	Initial Stock Option Grant. You will receive a Non-Incentive Stock Option Grant to purchase 12,500 shares of Quanex Building Products Corporation common stock for a per-share exercise price equal to the closing price on the Effective Date. The option grant will ratably vest in thirds on the first, second and third anniversary of the Effective Date. However, the option will become fully vested and exercisable in the event of a change in control, as defined in the 2008 Omnibus Incentive Plan.

www.quanex.com

6.	Initial Performance Share Grant. You will receive a grant of 4,300 Performance Shares that will vest on October 31, 2018. The Performance Share goals are weighted equally based on Relative Total Shareholder Return and Earnings Per Share Growth. The Performance Shares will be paid 50% in cash and 50% in shares pursuant to the terms of the Award Agreement, with the payout amounts determined by Quanex performance as compared to the performance goals.

7.	Deferred Compensation Plan. Pursuant to the terms of the Quanex Building Products Deferred Compensation Plan, you will have the opportunity to defer all or a portion of the compensation you receive under the Annual Incentive Program (AIA). You are not subject to income tax on the compensation you defer or the associated earnings until you actually receive a distribution under the Plan.

8.	Vacation. You will be entitled to four weeks of paid vacation each calendar year.

9.	Change in Control. As an Officer of Quanex Building Products Corporation you will be eligible for protection under the provision of the Corporate Change in Control Agreement.

a.	The Change in Control Agreement provides for a “double trigger.” First a change in control of Quanex Building Products Corporation must occur. Generally a change in control would occur if an unrelated person purchased 20 percent or more of Quanex Building Products Corporation’s outstanding stock. Second, your employment must be terminated by the acquiring organization for other than cause, or you must resign for “good reason” as defined in the Change in Control Agreement.

b.	The Change in Control Agreements provides that in the event you become entitled to benefits under the agreement that you would receive two times your base salary and annual incentive (defined as max of the target annual incentive or the actual annual incentive from the previous year), so long as the benefits do not exceed IRC Section 280G limits. This means that in the event change in control severance benefits exceed the IRC 280G limits, you will receive either the net benefits after the excise tax is calculated, or the benefits will be cut back to the point that they do not exceed the limits, whichever is greater.

c.	Examples of “good reason” defined in the Change in Control Agreement include: (1) when the common stock of Quanex Building Products Corporation or the entity into which Quanex Building Products Corporation is merged is no longer being actively traded on the New York Stock Exchange; and (2) the “relocation of the executive’s principal office outside the portion of the metropolitan area of the City of Houston, Texas that is located within the Highway known as ‘Beltway 8’.”

10.	Benefits. You will be eligible to participate in the Quanex Building Products Group Benefits Plan beginning on the first day of the month following 30 days of employment. It is a flexible cafeteria plan that offers a variety of benefit choices from which you can select that will best meet the needs of you and your family. Additionally, the Company provides certain benefits that are employer-paid (i.e., short-term disability, long-term disability, basic life insurance, and AD&D benefits).

11.	401(k) Plan. You will be eligible to participate in the Quanex Building Products Salaried and Nonunion Employee 401(k) Plan. You may contribute up to a maximum of 50% of your eligible compensation up to the government mandated maximum. Under the terms of the 401(k) Savings Plan, Quanex will match $0.50 for each dollar you contribute up to a maximum of 5% of your eligible compensation. There is a five year vesting schedule on the Company match. In addition, you may elect to save on a before-tax or after-tax basis, or a combination of the two.

12.	Pension. You will be eligible for pension benefits from two programs, Quanex Building Products Salaried and Nonunion Employee Pension Plan (the Qualified Plan), and the Quanex Building Products Restoration Plan (the Nonqualified Plan).

a.	Qualified Plan. You will be eligible for the qualified plan provided you meet the vesting requirements of the plan. The qualified plan consists of a notional account balance in your name. The account will receive an annual benefit credit of 4% based on your base pay plus bonus paid during the year. In addition to annual interest credits based on the 30 year Treasury (rate is established each August for the next year). The benefit is portable once you are vested (100% after three years of vesting service), you can take it with you if you leave.

b.	Nonqualified Plan. The Restoration Plan is a nonqualified plan designed to provide substantial additional pension benefits to Corporate Officers. The Restoration Plan restores benefits on pay in excess of the Internal Revenue Code limits for qualified plans. Under the Restoration Plan, you will be eligible to receive a lump sum payment upon your separation from service equal to:

i.	the benefit payable to you under the Qualified Plan if your compensation taken into account under that plan were not capped at the amount required under Section 401(a)(17) of the Internal Revenue Code (currently $265,000),

ii.	reduced by the benefit payable to you under the Qualified Plan taking into account only the amount of your compensation allowed under Section 401(a)(17) of the Internal Revenue Code (currently $265,000).

The specific elements of your compensation taken into account for purposes of the Restoration Plan are the same as those items of your compensation taken into account for purposes of the Qualified Plan, described above.

The Restoration Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

13.	Executive Severance Provision. The purpose of this provision is to establish a severance provision for you that recognizes the relatively more difficult employment transition that occurs upon the termination of employment of higher paid individuals. Therefore, in the event that your employment is terminated by the Company during your first two years of employment for a reason other than an Event of Termination for Cause as defined in your Change in Control Agreement, you shall be entitled to the following benefits:

a.	Base Salary for One Year. Annualized base salary as in effect immediately before the date of termination of employment, paid bi-weekly for a period of 12 months starting on the date of termination of employment.

b.	Partial AIA Bonus Payment. The AIA bonus you earned in the fiscal year in which your termination of employment occurs will be determined on a prorated basis by the Board of Directors.

c.	Continuation of Welfare Benefits. The Company, at its expense, will pay COBRA (Consolidated Omnibus Reconciliation Act) premiums for the Company’s group health plan coverage (i.e. medical, dental, vision, life, disability and any other company welfare plans in which you participate) for up to 12 months following the termination of your employment. However, if during the 12 month period you become gainfully employed, the COBRA benefits shall cease and be terminated.

However, no benefits are payable to you under this “severance provision” if you are entitled to receive change in control benefits under your Change in Control Agreement.

In the event your termination is an “Event of Termination for Cause” as defined in your Change in Control Agreement, or for a material violation of the Company’s Code of Business Conduct and Ethics, you will not be entitled to the severance terms as set forth above.

In the event your termination occurs after your second anniversary with the Company, you will receive the then-standard severance provision of the Company.

Notwithstanding any provision herein to the contrary, payment or provision of your benefits under Paragraph 12(a) and 12(c) shall commence on the 90th day following the effective date of your termination of employment provided that you have delivered to the Company an executed and irrevocable full and complete Release of Claims against the Company, its affiliates, officers and directors in such form as is satisfactory to the Company (“Release of Claims”) on or before such 90th day. You shall forfeit any and all of the payments, reimbursement and benefits payable under this agreement if you do not provide the Company a Release of Claims on or before such 90th day. Any payments, benefits or reimbursements to which you would otherwise be entitled during such 90-day period shall be accumulated and paid in a lump sum on such 90th day if you have provided the Company the Release of Claims. Provided that you have delivered to the Company a Release of Claims as required under this paragraph, payment of the amount under Section 12(b), if any, shall be made at such time as AIA bonuses are paid to executives of the Company in general but no later than March 15 of the year following the year in which your termination of employment occurs.

14.	Principal Office. The Quanex Building Products Corporation corporate headquarters, located at 1800 West Loop South, Suite 1500 Houston, Texas 77027 will be your principal office.

15.	Background Check and Drug Screen. The offer is contingent upon your completing and passing a drug test to be taken at the company’s expense, as well as a successful completion of the background check.

Your entitlement to any of the benefits outlined herein is contingent on your continued employment at the time. Your employment may be terminated by either you or Quanex Building Products Corporation at any time. This agreement is governed by the laws of the State of Texas.

Scott, I believe that you will help provide the leadership we need to meet the long-term needs of our Investor Relations team. The Quanex leadership team enjoys a positive and effective working relationship. I look forward to your acceptance of this offer and to working with you.

Please sign your acceptance in the space below and return it to me no later than January 13, 2016.

Sincerely,

Brent Korb

Senior Vice President – Chief Financial Officer

Enclosures

ACCEPTANCE OF OFFER

/s/ Scott Zuehlke
Scott Zuehlke	Date